Exhibit 11

Computation of Basic and Diluted Earnings Per Common Share.

A. Schulman Inc.

Computation of Basic and Diluted Earnings Per Common Share.

	Year ended August 31,
	2001	2000	1999
Net income	$12,692,000	$37,704,000	$47,789,000

Dividends on preferred stock	53,000	53,000	53,000

Net income applicable to common stock	$12,639,000	$37,651,000	$47,736,000

Number of shares on which basic earnings per share is calculated:
Average outstanding during period	29,184,605	30,224,433	31,671,768

Add — Incremental shares under stock compensation plans	14,961	—	7,846

Number of shares on which diluted earnings per share is calculated	29,199,566	30,224,433	31,679,614

Basic earnings per share	$0.43	$1.25	$1.51

Diluted earnings per share	$0.43	$1.25	$1.51